UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 11, 2024

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd, Suite 3, 7th Floor

50, Broadway, London, England, SW1H 0DB, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other events

On December 11, 2024, ReNew Energy Global Plc (“ReNew” or the “Company”) issued a press release announcing that it received a non-binding proposal dated December 10, 2024 from Abu Dhabi Future Energy Company PJSC-Masdar, Canada Pension Plan Investment Board, Platinum Hawk C 2019 RSC Limited as trustee for the Platinum Cactus A 2019 Trust (a wholly owned subsidiary of the Abu Dhabi Investment Authority) and Sumant Sinha (the Founder, Chairman and CEO of ReNew) to acquire the entire issued and to be issued share capital of the Company not already owned by them. A copy of the press release dated December 11, 2024 is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description
99.1	PR- ReNew Energy Global Plc announces receipt of non-binding proposal

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 11, 2024	RENEW ENERGY GLOBAL PLC

	By:	/s/ Kailash Vaswani
	Name:	Kailash Vaswani
	Title:	Chief Financial Officer